UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F

APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
OF 1940 (the "Act") AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
HAS CEASED TO BE AN INVESTMENT COMPANY

I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):
	[ ]	Merger
	[x]	Liquidation
	[ ]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
	[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund: Security Municipal Bond Fund
3.	Securities and Exchange Commission File No.: 811-03225; 2-73223
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
	[x]	Initial Application
	[ ]	Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):
Security Municipal Bond Fund One Security Benefit Place Topeka, KS 66636-0001
6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Amy Lee Security Management Company, LLC One Security Benefit Place Topeka, KS 66636 Tel: 785-438-3226
7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
Security Management Company, LLC One Security Benefit Place Topeka, KS 66636-0001
Salomon Brothers Asset Management Inc. 388 Greenwich Street New York, NY 10013
UMB Bank, N.A. 928 Grand Ave. Kansas City, MO 64106
8.	Classification of fund (check only one):
	[x]	Management company
	[ ]	Unit investment trust; or
	[ ]	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
	[x]	Open-end
	[ ]	Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Kansas
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
(Adviser) Security Management Company, LLC One Security Benefit Place Topeka, KS 66636-0001
(Sub-Adviser) Salomon Brothers Asset Management Inc. 399 Park Ave. New York, NY 10022
12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
Security Distributors, Inc. One Security Benefit Place Topeka, KS 66636-0001
13.	If the fund is a unit investment trust ("UIT") provide:
	(a)	Depositors' name(s) and address(es): Not Applicable
	(b)	Trustee's name(s) and address(es): Not Applicable
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
	[ ]	Yes
	[x]	No
If Yes, for each UIT state:
Name(s): Not Applicable
File No.: Not Applicable
Business Address: Not Applicable
15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[x] Yes
[ ] No
If Yes, state the date on which the board vote took place: August 12, 2005
If No, explain: Not Applicable
	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[x] Yes
[ ] No
If Yes, state the date on which the shareholder vote took place: October 7, 2005
If No, explain: Not Applicable
II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
	[x]	Yes
	[ ]	No
	(a)	If Yes, list the date(s) on which the fund made those distributions: October 14, 2005
	(b)	Were the distributions made on the basis of net assets?
[x] Yes
[ ] No
	(c)	Were the distributions made pro rata based on share ownership?
[x] Yes
[ ] No
	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
	(e)	Liquidations only:
Were any distributions to shareholders made in kind?
	[ ]	Yes
	[x]	No
If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders: Not Applicable
17.	Closed-end funds only: Not Applicable
Has the fund issued senior securities?
	[ ]	Yes
	[ ]	No
If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders: Not Applicable
18.	Has the fund distributed all of its assets to the fund's shareholders?
	[x]	Yes
	[ ]	No
If No,
	(a)	How many shareholders does the fund have as of the date this form is filed? Not Applicable
	(b)	Describe the relationship of each remaining shareholder to the fund: Not Applicable
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
	[ ]	Yes
	[x]	No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: Not Applicable
III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)
	[ ]	Yes
	[x]	No
If Yes,
	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed: Not Applicable
	(b)	Why has the fund retained the remaining assets? Not Applicable
	(c)	Will the remaining assets be invested in securities? Not Applicable
[ ] Yes
[ ] No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
	[ ]	Yes
	[x]	No
If yes,
	(a)	Describe the type and amount of each debt or other liability: Not Applicable
		Administration and transfer fees	$
		Legal fees	$
		Auditing fees	$
		State filing fees	$
		Federal excise tax	$
	(b)	How does the fund intend to pay these outstanding debts or other liabilities? Not Applicable
IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
		(i) Legal expenses:	$7,157.50
		(ii) Accounting expenses:	$0
		(iii) Other expenses (Proxy Services Firm):	$6,859.73
		(iv) Total expenses (sum of lines (i) - (iii) above):	$14,017.23
	(b)	How were those expenses allocated?
All expenses incurred in connection with the Liquidation were allocated to Security Management Company, LLC, the fund's investment adviser.
	(c)	Who paid those expenses? Security Management Company, LLC
	(d)	How did the fund pay for unamortized expenses (if any)? Not Applicable
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
	[ ]	Yes
	[x]	No
If Yes, cite the release number of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:
Not Applicable
V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
	[ ]	Yes
	[x]	No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
Not Applicable
25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
	[ ]	Yes
	[x]	No
If Yes, describe the nature and extent of those activities: Not Applicable
VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger: Not Applicable
	(b)	State the Investment Company Act file number of the fund surviving the Merger: Not Applicable
	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
Not Applicable
	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.
Not Applicable

VERIFICATION

    The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Security Municipal Bond Fund, (ii) she is the Secretary of Security Municipal Bond Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

AMY J. LEE
Amy J. Lee Secretary Security Municipal Bond Fund